

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

June 27, 2008

via U.S. Mail

Paul H. Metzinger
President, Chief Executive Officer and acting Chief Financial Officer
Vyta Corp.
370 17th Street, Suite 3640
Denver, CO 80202

> **Re: Vyta Corp.**
> **Post-Effective Amendment No. 2 to Registration Statement**
> **on Form S-1**
> **Filed June 17, 2008**
> **File No. 333-132797**
>
> **Form 10-QSB for the quarter ended March 31, 2008**
> **Filed May 20, 2008**
> **File No. 033-19598**

Dear Mr. Metzinger:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Quarterly Report on Form 10-QSB for the Quarter Ended March 31, 2008

Controls and Procedures, page 3

1.   We note your disclosure that your officers have concluded that your disclosure
        controls and procedures were effective in timely alerting them to material
        information required to be included in your periodic SEC filings and to ensure
        that information required to be disclosed in your periodic SEC filings is
        accumulated and communicated to your management, including your chief
        executive officer and chief financial officer, to allow timely decisions regarding
        required disclosure.

        In future filings, please expand your disclosure to state, if true, that such officers
        have also concluded that your disclosure controls and procedures were effective
        as of the end of the relevant quarter to ensure that information required to be
        disclosed by you in the reports that you file or submit under the Exchange Act is
        recorded, processed, summarized and reported, within the time periods specified
        in the Commission's rules and forms. See comment number 4 in our comment
        letter dated March 12, 2008.

Closing Comments

        As appropriate, please respond to these comments or tell us when you will
provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Act of 1933 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the
registration statements as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment

for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: L. Nicholson

        via facsimile

        Robert Ahrenholz, Esq.
        (303) 292-7799